
03035522

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Argent Securities Inc.   0001266343

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, October 20, 2003, Series 2003-W4   333-105957-04

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED

OCT 23 2003

THOMSON
FINANCIAL

RECD S.E.C.

OCT 22 2003

1086

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 20, 2003

ARGENT SECURITIES INC.

By: _____

Name:
Title:
John P. Grazer
CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule has been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.





























































Bain, Kevin R.

From: Regan, Robin M.

Sent: Tuesday, October 21, 2003 12:05 PM

To: Bain, Kevin R.

Subject: Second Excel doc to shrink/print

Kevin - this is the other document I need shrunk/printed out. Also, can the following columns be deleted in their entirety:
AY, AZ, BN, BO, BQ, BR?
If you have any questions, please call me. Also, it might be easier to save these both on the system thru i-manage in case I need them again so I don't have to bother you. This document can be saved as MISC, Client 19960 Matter 00008 and called "MLS for 2003-W5"

The doc I sent yesterday can be saved as MISC, 19960, 00007 and called "MLS for 2003-W4"

Thanks again. If you need me to come fill out a yellow sheet, let me know.

Robin M. Regan
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281
Direct Dial: 212-912-8313
Facsimile: 212-912-7751
rregan@tpwlaw.com
www.tpwlaw.com